UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pear Therapeutics, Inc.

(Name of Issuer)

Class A Common stock, $0.0001 par value per share

(Title of Class of Securities)

704723105

(CUSIP Number)

Rebecca Lucia

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704723105
1.	Names of Reporting Persons 5AM Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,989,936 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,989,936 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,989,936 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by 5AM Ventures IV, L.P. (“5AM IV”), 5AM Co-Investors IV, L.P. (“5AM Co-Investors IV”), 5AM Partners IV, LLC (“5AM Partners IV”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Dr. John D. Diekman (“Diekman”), Dr. Scott M. Rocklage (“Rocklage”) and Andrew J. Schwab (“Schwab” and, with 5AM IV, 5AM Co-Investors IV, 5AM Partners IV, 5AM Opportunities, 5AM Opportunities GP, Diekman and Rocklage, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by 5AM IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV. The information with respect to the ownership of the shares is provided as of September 15, 2022.

(3)	This calculation is based on 138,768,704 shares of Class A Common Stock outstanding as of August 8, 2022 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2022 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 704723105
1.	Names of Reporting Persons 5AM Co-Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 541,249 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 541,249 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 541,249 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by 5AM Co-Investors IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM Co-Investors IV. The information with respect to the ownership of the shares is provided as of September 15, 2022.

(3)	This calculation is based on 138,768,704 shares of Class A Common Stock outstanding as of August 8, 2022 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2022 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 704723105
1.	Names of Reporting Persons 5AM Partners IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,531,185 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,531,185 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,531,185 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 12,989,936 shares held by 5AM IV and (ii) 541,249 shares held by 5AM Co-Investors IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV. The information with respect to the ownership of the shares is provided as of September 15, 2022.

(3)	This calculation is based on 138,768,704 shares of Class A Common Stock outstanding as of August 8, 2022 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2022 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 704723105
1.	Names of Reporting Persons 5AM Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,372,769 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,372,769 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,769 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by 5AM Opportunities. Schwab, as a Managing Member of 5AM Opportunities GP, shares voting and investment authority over the shares held by 5AM Opportunities. The information with respect to the ownership of the shares is provided as of September 15, 2022.

(3)	This calculation is based on 138,768,704 shares of Class A Common Stock outstanding as of August 8, 2022 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2022 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 704723105
1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,372,769 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,372,769 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,769 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 3,372,769 shares held by 5AM Opportunities. Schwab, as a Managing Member of 5AM Opportunities GP, shares voting and investment authority over the shares held by 5AM Opportunities. The information with respect to the ownership of the shares is provided as of September 15, 2022.

(3)	This calculation is based on 138,768,704 shares of Class A Common Stock outstanding as of August 8, 2022 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2022 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 704723105
1.	Names of Reporting Persons Dr. John D. Diekman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,531,185 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,531,185 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,531,185 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 12,989,936 shares held by 5AM IV and (ii) 541,249 shares held by 5AM Co-Investors IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV. The information with respect to the ownership of the shares is provided as of September 15, 2022.

(3)	This calculation is based on 138,768,704 shares of Class A Common Stock outstanding as of August 8, 2022 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2022 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 704723105
1.	Names of Reporting Persons Dr. Scott M. Rocklage
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,531,185 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,531,185 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,531,185 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 12,989,936 shares held by 5AM IV and (ii) 541,249 shares held by 5AM Co-Investors IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV. The information with respect to the ownership of the shares is provided as of September 15, 2022.

(3)	This calculation is based on 138,768,704 shares of Class A Common Stock outstanding as of August 8, 2022 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2022 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022.

CUSIP No. 704723105
1.	Names of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,903,954 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,903,954 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,903,954 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 12,989,936 shares held by 5AM V; (ii) 541,249 shares held by 5AM Co-Investors IV; and (iii) 3,372,769 shares held by 5AM Opportunities. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V. Schwab, as a Managing Member of 5AM Opportunities GP, shares voting and investment authority over the shares held by 5AM Opportunities. The information with respect to the ownership of the shares is provided as of September 15, 2022.

(3)	This calculation is based on 138,768,704 shares of Class A Common Stock outstanding as of August 8, 2022 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2022 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (teh “SEC”) on December 13, 2021 (the “Original Schedule 13D”) filed on behalf of 5AM Ventures IV, L.P. (“5AM IV”), 5AM Co-Investors IV, L.P. (“5AM Co-Investors IV”), 5AM Partners IV, LLC (“5AM Partners IV”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Dr. John D. Diekman (“Diekman”), Dr. Scott M. Rocklage (“Rocklage”) and Andrew J. Schwab (“Schwab” and, with 5AM Partners IV, 5AM IV, Co-Investors IV, 5AM Opportunities, 5AM Opportunities GP, Diekman and Rocklage, collectively, the “Reporting Persons”), relates to the Class A Common Stock, $0.0001 par value (“Class A Common Stock”) of Pear Therapeutics, Inc., a Delaware corporation. This Amendment is being filed by the Reporting Persons to report open market sales of Class A Common Stock between August 16, 2022 and September 15, 2022. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On August 16, 2022, 5AM IV sold 160,476 shares of Class A Common Stock and 5AM Co-Investors IV sold 6,686 shares of Class A Common Stock, each in open market transactions for $1.78 per share.

On August 17, 2022, 5AM IV sold 9,674 shares of Class A Common Stock and 5AM Co-Investors IV sold 403 shares of Class A Common Stock, each in open market transactions for $1.71 per share.

On August 18, 2022, 5AM IV sold 213,851 shares of Class A Common Stock and 5AM Co-Investors IV sold 8,910 shares of Class A Common Stock, each in open market transactions for $1.55 per share.

On September 6, 2022, 5AM IV sold 298,714 shares of Class A Common Stock and 5AM Co-Investors IV sold 12,446 shares of Class A Common Stock, each in open market transactions for $2.36 per share.

On September 7, 2022, 5AM IV sold 148,337 shares of Class A Common Stock and 5AM Co-Investors IV sold 6,181 shares of Class A Common Stock, each in open market transactions for $1.92 per share.

On September 8, 2022, 5AM IV sold 292,149 shares of Class A Common Stock and 5AM Co-Investors IV sold 12,173 shares of Class A Common Stock, each in open market transactions for $ 1.81 per share.

On September 14, 2022, 5AM IV sold an aggregate of 273,664 shares of Class A Common Stock and 5AM Co-Investors IV sold an aggregate of 11,403 shares of Class A Common Stock, each in open market transactions at prices ranging from $1.91 to $2.07 per share (a weighted-average price of $1.94 per share).

On September 15, 2022, 5AM IV sold an aggregate of 261,840 shares of Class A Common Stock and 5AM Co-Investors IV sold an aggregate of 10,910 shares of Class A Common Stock, each in open market transactions at prices ranging from $1.78 to $1.92 per share (a weighted-average price of $1.81 per share).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b).    The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of September 15, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
5AM IV	12,989,936	0	12,989,936	0	12,989,936	12,989,936	9.4%
5AM Co-Investors IV	541,249	0	541,249	0	541,249	541,249	0.4%
5AM Partners IV (1)	0	0	13,531,185	0	13,531,185	13,531,185	9.8%
5AM Opportunities	3,372,769	0	3,372,769	0	3,372,769	3,372,769	2.4%
5AM Opportunities GP (2)	0	0	3,372,769	0	3,372,769	3,372,769	2.4%
Diekman (1)	0	0	13,531,185	0	13,531,185	13,531,185	9.8%
Rocklage (1)	0	0	13,531,185	0	13,531,185	13,531,185	9.8%
Schwab (1) (2)	0	0	16,903,954	0	16,903,954	16,903,954	12.2%

(1)	Includes (i) 12,989,936 shares held by 5AM IV and (ii) 541,249 shares held by 5AM Co-Investors IV. Diekman, Rocklage and Schwab, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.
(2)	Includes 3,372,769 shares of Class A Common Stock held by 5AM Opportunities. Schwab, as a Managing Member of 5AM Opportunities GP, shares voting and investment authority over the shares held by 5AM Opportunities.
(3)	This calculation is based on 138,768,704 shares of Class A Common Stock outstanding as of August 8, 2022 as reported in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2022 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement, dated December 13, 2021 (incorporated by reference to the Original Schedule 13D, filed on December 13, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2022

5AM Ventures IV, L.P.

By:	5AM Partners IV, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Dr. John D. Diekman
Dr. John D. Diekman

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).